Exhibit 99.1

ImmunoPrecise Presents Novel T-Cell Engaging Bispecific Antibodies Addressing a Unique Oncological Target, Tropomyosin Receptor Kinase B, Associated with Poor Prognosis and Survival Rates

Company to Present at the Upcoming 2023 Annual Meeting of the American Association for Cancer Research (AACR)

  ImmunoPrecise’s Unique Proprietary Bispecific Antibodies Link Cells Expressing Tumor-Associated Antigen Tropomyosin Receptor Kinase B (TrkB) with CD3-Positive T Cells, Immune System Cells that Respond by Recognizing and Eliminating Cancer Cells.
  The Company’s Potential Therapeutic, which is Designed to Bring TrkB-Expressing Tumor Cells in Contact with Engaged and Activated T Cells, may Represent a Novel First-in-Class Therapeutic for Targeting TrkB-Associated Tumors in such Cancers as Non-Small Cell Lung, Breast, Colon, Head, Neck, and Pancreatic.
    Studies Show Most Tumors from These Cancers Express High Levels of TrkB1, and the Protein’s Presence is Associated with Poor Prognosis and Low Survival Rates.
  The Company has Filed a Provisional Patent Application to the United State Patent and Trademark Office.

VICTORIA, British Colombia--(BUSINESS WIRE)--March 23, 2023--Immunoprecise Antibodies Ltd. (NASDAQ: IPA) (“Immunoprecise” or “IPA” or the “Company”), an AI-driven biotherapeutic research and technology company, is pleased to announce that its wholly owned subsidiary, Talem Therapeutics, will present a scientific poster with their latest data on the development of bispecific T-cell engagers targeting TrkB at the annual AACR meeting in Orlando, Florida, which is held from April 14 to 19, 2023. With this advanced development to target TrkB-expressing tumor cells, IPA differentiates itself from other organizations developing immunotherapeutics to treat malignant solid tumors.

The (over)expression of TrkB and (over)activation of the TrkB-signaling pathway play a crucial role in various malignancies and are associated with poor disease outcomes. Currently applied pharmaceuticals target TrkB through interference with its tyrosine kinase activity, but they lack specificity and are therefore associated with many adverse effects. At the 2023 annual AACR meeting, IPA will present their novel therapeutic design, exhibiting high specificity to the tumor-associated protein TrkB, shown to be associated with cancer cell survival, proliferation, migration, and resistance to chemotherapy. The Company will share data demonstrating the evidence for the potential therapeutic’s ability to recruit and activate T cells to target TrkB-specific tumors, in what they believe may be a safer, more effective, and more targeted cancer therapy. The importance of the invention was appreciated in a provisional patent application filed by Talem Therapeutics to the United State Patent and Trademark Office.

Dr. Jennifer Bath, IPA’s CEO and President, stated: “For years, we have consistently demonstrated success in creating clinically relevant therapies for our clients and partners by utilizing our advanced drug discovery and analytical capabilities. We take pride in revealing the details of a pioneering bispecific therapy that aims to revolutionize the approach to targeting and treating various solid tumors. Our continuous goal is to create safer and more precise therapies, as we collaborate with our partners to develop the future generation of cancer treatment options.”

The Poster Presentation

“Bispecific T cell engagers targeting TrkB”

IPA will exhibit their poster number 29 in section 25 on Monday April 17th, from 9.00 am to 12.30 pm. The session category is ‘Immunology’, and the session is entitled ‘Therapeutic Antibodies 1’. An abstract of the poster is presented under number 1890.

  Meng, L.; Liu, B.; Ji, R.; Jiang, X.; Yan, X.; Xin, Y. Targeting the BDNF/TrkB Pathway for the Treatment of Tumors (Review). Oncol Lett 2018. https://doi.org/10.3892/ol.2018.9854.

About Immunoprecise Antibodies Ltd.

ImmunoPrecise Antibodies Ltd. has several subsidiaries in North America and Europe including entities such as Talem Therapeutics LLC, BioStrand BV, ImmunoPrecise Antibodies (Canada) Ltd. and ImmunoPrecise Antibodies (Europe) B.V. (collectively, the “IPA Family”). The IPA Family is a biotherapeutic research and technology group that leverages systems biology, multi-omics modelling and complex artificial intelligence systems to support its proprietary technologies in bioplatform-based antibody discovery. Services include highly specialized, full-continuum therapeutic biologics discovery, development, and out-licensing to support its business partners in their quest to discover and develop novel biologics against the most challenging targets. For further information, visit www.ipatherapeutics.com.

Forward Looking Information

This news release contains forward-looking statements within the meaning of applicable United States securities laws and Canadian securities laws. Forward-looking statements are often identified by the use of words such as “potential”, “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information contained in this news release include, but are not limited to, statements regarding the safe activation of T cells, regarding therapeutic potential of IPA’s TrkB x CD3 bispecific antibodies to treat TrkB-related tumors, and the Company’s ability to complete the development of their TATX-200 program. In respect of the forward-looking information contained herein, the Company has provided such statements and information in reliance on certain assumptions that management believed to be reasonable at the time.

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Actual results could differ materially from those currently anticipated due to a number of factors and risks, including, without limitation, the risk that the targeted antibodies may be very difficult or impractical to design, develop and deliver, that the integration of in silico models, wet-lab experiments and preclinical studies may not yield the expected results, as well as those risks discussed in the Company’s Annual Information Form dated July 28, 2022 (which may be viewed on the Company’s profile at www.sedar.com), and the Company’s Form 40-F, dated July 29, 2022 (which may be viewed on the Company’s profile at www.sec.gov). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. Accordingly, readers should not place undue reliance on forward-looking information contained in this news release. The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. The Company does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Contacts

Investor contact: investors@ipatherapeutics.com